UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

October 2025

Commission File Number: 001-42205

Helport AI Limited

9 Temasek Boulevard #07-00, Suntec Tower Two,

Singapore 038989

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Resignation and Appointment of Directors and Officers

On October 18, 2025, Mr. Jun Ge, an independent director of Helport AI Limited (the “Company”), resigned from the board of directors of the Company (the “Board”) and each of the Audit Committee and the Compensation Committee of the Board, and as the chairperson of the Audit Committee and the Compensation Committee, effective October 18, 2025. Mr. Ge’s resignation from the Board and the two committees was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill in the vacancy created by the resignation of Mr. Ge, on October 19, 2025, the Nomination Committee of the Board recommended, and the Board appointed, Mr. Geoffrey Bonnycastle to serve as an independent director of the Company, and a member of each of the Audit Committee and the Compensation Committee, effective October 19, 2025.

Mr. Bonnycastle has experience in corporate management. He is the founder and has been the president at Alius Corporation since 1998. He obtained a master’s degree in political science from University of Toronto in 1989, and a bachelor’s degree in East Asian studies in 1985 from University of Toronto. Mr. Bonnycastle does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Helport AI Limited

By:	/s/ Guanghai Li
Name:	Guanghai Li
Title:	Chief Executive Officer

Date: October 22, 2025

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